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POST MERGER

EMPLOYMENT AGREEMENT

    This Post Merger Employment Agreement ("Agreement"), dated December 6, 2000, is entered into by and among Keith A. Benson, a Minnesota resident ("Executive"), Musicland Group, Inc., a Delaware corporation (the "Company"), Musicland Stores Corporation, a Delaware corporation ("Parent"), of which the Company is a wholly-owned subsidiary, and Best Buy Co., Inc., a Minnesota corporation ("Best Buy").

R E C I T A L S

    A.  The Company, Parent and Executive are parties to that certain Employment Agreement dated as of July 26, 1999 (the "Original Employment Agreement"), which is amended by that certain First Amendment to Employment Agreement dated as of the date hereof. Effective as of the Effective Time of the Merger contemplated by the Merger Agreement (referred to below), Executive agrees the Original Employment Agreement will be terminated and of no further force or effect; provided, however, the First Amendment to Employment Agreement shall survive as provided therein.

    B.  This Agreement is being executed and delivered contemporaneously with that certain Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), pursuant to which EN Acquisition Corp., a wholly-owned subsidiary of Best Buy will be merged with and into Parent (the "Merger"), with Parent continuing as the surviving corporation. After the Merger, Parent will be a wholly-owned subsidiary of Best Buy. Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the Merger Agreement.

    C.  Executive is the Vice Chairman and Chief Financial Officer of Parent and has been a senior executive officer of Parent since 1988. During such period, Parent and the Company have developed and acquired valuable information, know-how and ideas relating to its business, all of which they regard as valuable confidential information. In the course of his employment, Executive has had access to and has learned the valuable and confidential information of Parent and the Company. During such period, Executive has also become knowledgeable about the business of Parent and the Company and has developed valuable relationships with the suppliers, customers and other business associates of Parent and the Company.

    D.  Best Buy, Parent and the Company wish to ensure the continued services of Executive in order to provide for a smooth transition following the Merger, and Executive is willing to continue his service to Best Buy, Parent and the Company on the terms and conditions hereinafter set forth.

    NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

EMPLOYMENT

    1.01  Executive's Service.  From and after the Effective Date of this Agreement (as defined in Section 3.01 below), Executive shall be employed by the Company as the Chief Operating Officer of the Company. He shall have such authority and responsibility, and shall serve in such capacities consistent with that status, as may from time to time be assigned to him by the Board of Directors of the Company. Executive shall render such other services and duties as may be requested of him from time to time by such Board. Executive shall provide his full time services to the Company and agrees to perform his duties under this Agreement faithfully and to the best of his ability. Executive hereby confirms that he is under no contractual commitments inconsistent with his obligations set forth in this Agreement.

ARTICLE II

COMPENSATION AND BENEFITS

    2.01  Salary.  During the one-year term of this Agreement, the Company shall pay to Executive as his sole compensation, a salary of Eight Hundred Thousand Dollars ($800,000). Such salary shall be paid in equal installments on the Company's regular payroll dates during the term of this Agreement. It is acknowledged that the Company shall withhold and deduct from such installment payments such amounts as are required under federal, state and local law to be withheld for income tax or Social Security withholding purposes.

    2.02  Stock Options.

    (a) Best Buy shall grant to Executive, effective as of the Effective Date of this Agreement, an option to purchase 22,500 shares of common stock of Best Buy pursuant to Best Buy's 1997 Employee Non-Qualified Stock Option Plan, as amended, at an exercise price equal to the closing price of Best Buy common stock on the date immediately preceding the Effective Date of this Agreement as quoted on the New York Stock Exchange (the "Option").

    (b) Executive currently holds Company Options. At or prior to the Effective Time, Executive shall (i) surrender all In the Money Options for the payment contemplated by Section 2.5(d)(ii) of the Merger Agreement and (ii) surrender all Out of the Money Options in exchange for options to purchase Parent Common Stock in accordance with Section 2.5(d)(iii) of the Merger Agreement.

    2.03  Benefits.  During the term of this Agreement, the Company shall pay to Executive a monthly car allowance of $2,050; provided, however, that in lieu thereof and for so long as the Company's lease for the leased car Executive is currently using is in effect, the Company shall continue to make the lease payments thereunder. In addition, Executive shall be entitled to participate in all benefit plans, retirement plans and fringe benefits, including incentive arrangements, for which his status and level of employment qualify him in accordance with the Company's policies; provided, however, Executive shall be entitled to an aggregate five (5) weeks vacation time.

    2.04  Expenses.  All reasonable travel and incidental expenses incurred by Executive in the performance of his duties under this Agreement shall be reimbursed by the Company.

    2.05  Compensation Upon Termination.  In the event this Agreement is terminated other than pursuant to Section 3.02(b) or 3.02(d), Executive shall not thereafter be entitled to receive any salary or other payments or benefits under this Agreement, other than payment pursuant to Section 2.01 of salary earned through the date of termination, payment for accrued vacations to the date of termination, and reimbursement pursuant to Section 2.04 of expenses incurred through the date of termination. If Executive's employment under this Agreement is terminated by the Company pursuant to Section 3.02(b) or by Executive pursuant to Section 3.02(d), the Executive shall be entitled to continue to receive as severance payments his salary pursuant to Section 2.01 for the remaining term of this Agreement as provided in Section 3.01.

ARTICLE III

TERM; TERMINATION

    3.01  Term.  The term of this Agreement shall begin at the Effective Time as such term is defined in the Merger Agreement (the "Effective Date of this Agreement") and expire on the date one (1) year after the Effective Date of this Agreement, unless terminated earlier in accordance with Section 3.02 hereof. In the event the Merger Agreement is terminated and the Merger is not consummated, this Agreement shall not become effective and shall be deemed for all purposes null and void.

    3.02  Termination.

    (a)  Death and Disability.  Executive's employment under this Agreement shall terminate upon his death. The Company may terminate Executive's employment under this Agreement if the Board of Directors of the Company determines in good faith that Executive is physically or mentally incapacitated and has been unable for ninety (90) days in any 360-day period to perform his duties under this Agreement. In order to assist such Board in making that determination, Executive shall, as reasonably requested by the Board, (i) make himself available for medical examinations by a physician chosen by the Board, and (ii) grant the Board and such physician access to all relevant medical information concerning him, arrange to furnish copies of medical records to them and use his best efforts to cause his own physicians to be available to discuss his health with them. If Executive disagrees with the findings of the Board-appointed physician, he may appoint his own physician to make the relevant determinations as to disability. In the event that the physician appointed by Executive disagrees with the findings of the Board-appointed physician, the two physicians shall select a third physician whose determination shall be binding.

    (b)  Termination by the Company without Cause.  The Company shall have the right to terminate this Agreement for any reason upon sixty (60) days' written notice to Executive.

    (c)  Termination by the Company for Cause.  The Company may terminate Executive's employment under this Agreement for Cause (as defined below), effective immediately upon notice of such termination. "Cause" shall mean (A) the willful and continued failure by Executive (other than any such failure resulting from (1) Executive's incapacity due to physical or mental illness or death, (2) any such actual or anticipated failure after the issuance of a notice of termination by Executive for Good Reason (as defined below), or (3) the Company's active or passive obstruction of the performance of Executive's duties and responsibilities) to perform substantially the duties and responsibilities of Executive's position with the Company after a written demand for substantial performance, signed by a majority of the Company's Board of Directors, is delivered to Executive, which demand specifically identifies the manner in which the directors believe that Executive has not substantially performed his duties or responsibilities; (B) the conviction of Executive by a court of competent jurisdiction for felony criminal conduct; (C) the willful engaging by Executive in fraud or dishonesty which is demonstrably and materially injurious to the Company or its reputation, monetarily or otherwise; or (D) Executive's violation of Article IV of this Agreement. No act, or failure to act, on Executive's part shall be deemed "willful" unless committed or omitted by Executive in bad faith and without a reasonable belief that his act or failure to act was in the best interest of the Company. Executive shall not be terminated for Cause unless and until the Company shall have delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Company's Board of Directors at a meeting called and held for such purpose (after reasonable notice to Executive and an opportunity for Executive, together with Executive's counsel, to be heard by said Board), finding that, in the good faith opinion of said Board, Executive's conduct was Cause and specifying the particulars thereof in detail.

    (d)  Termination by Executive.  Executive may terminate his employment with the Company hereunder at any time for Good Reason. "Good Reason" shall mean, without Executive's express written consent, any of the following: (A) the assignment to Executive of any duties inconsistent with Executive's status or position with the Company, or a substantial alteration in the nature or status of Executive's responsibilities from those in effect immediately prior to the Merger; (B) a reduction by the Company in Executive's annual base salary; (C) the relocation of the Company's principal executive offices to a location more than one hundred (100) miles from Minneapolis, Minnesota; (D) the Company requiring the Executive to be based anywhere other than the Company's principal executive offices except for required travel on the Company's business to the extent reasonably consistent with the Company's strategic business plan, and except to the extent for travel in connection with Executive's management reporting, planning and training responsibilities to Best Buy; (E) the taking of any action by the Company which would directly or indirectly materially reduce any of the other benefits described in Section 2.04 and which remains uncured after thirty (30) days following the delivery of Executive's written notice of such breach to the Company; or (F) any material violation of this Agreement by the Company which remains uncured after thirty (30) days following the delivery of Executive's written notice of such breach to the Company. Executive acknowledges that he will not be entitled to terminate his employment with the Company for Good

Reason solely by reason of the consummation of the transactions contemplated by the Merger (and any subsequent transactions directly related thereto and contemplated thereby) including, but not limited to, his resignation or removal from the board of directors of Parent, the Company or any of their respective affiliated entities, or any change in his reporting responsibilities to reflect the fact that the Parent is a subsidiary of Best Buy.

    (e)  Termination by Mutual Consent.  The parties may terminate Executive's employment under this Agreement at any time by mutual consent.

ARTICLE IV

INTELLECTUAL PROPERTY

    4.01  Intellectual Property.  All right, title, and interest in and to all other inventions, patent applications, patents thereon, know-how and trade secret information, and all copyrightable material, copyrights, and copyright applications (collectively, "Intellectual Property") that Executive conceives or originates, either individually or jointly with others, and which relate to the business of Best Buy, Parent, the Company or any of their respective affiliated entities as conducted thereby during the term of this Agreement (collectively, the "Covered Business"), will be the sole and exclusive property of Best Buy, Parent, the Company or their respective affiliated entities, as applicable, and Executive hereby irrevocably assigns and conveys the sole and exclusive right, title and interest therein, free and clear of any liens or other encumbrances. Such Intellectual Property shall include, but not be limited to, Intellectual Property that:

    a.  Is based on any confidential or proprietary information of Best Buy, Parent, the Company or any of their respective affiliated entities;

    b.  Is related to actual business or research or development of Best Buy, Parent, the Company or any of their respective affiliated entities with respect to the Covered Business;

    c.  Was developed with use of materials, employees, supplies or facilities of Best Buy, Parent, the Company or any of their respective affiliated entities; or

    d.  Was funded by Best Buy, Parent, the Company or any of their respective affiliated entities.

    4.02  Assistance.  Executive agrees to execute promptly any papers and perform promptly any other reasonable acts necessary to assist the Company (or Best Buy or Parent or their respective affiliated entities, as applicable) to perfect all rights, including all Intellectual Property rights, reserved or conveyed thereto hereunder. Executive agrees to render promptly aid and assistance to the Company (or Best Buy or Parent or their respective affiliated entities, as applicable) in any interference or litigation pertaining to such Intellectual Property, and all reasonable expenses therefor incurred by Executive at the request of the Company shall be borne by the Company.

    4.03  Disclosure of Intellectual Property.  Executive shall promptly disclose to the Company all Intellectual Property conceived or originated pursuant to 4.01.

    4.04  Warranty.  Executive warrants that in the event that Executive creates any original materials or uses any proprietary information in rendering services, none of such material shall infringe any copyrights, trade secrets, rights of privacy, or any other rights of others.

    4.05  Survival.  Executive's obligations under this Article IV shall survive the termination or expiration of this Agreement, whether by mutual agreement of the parties, termination pursuant to Section 3.02 hereof, or for any other reason.

ARTICLE V

MISCELLANEOUS

    5.01  Assignment.  This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by Executive without the prior written consent of Parent and the Company.

    5.02  Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or unenforceable or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. In furtherance and not in limitation of the foregoing, should the duration or geographical extent of, or business activities covered by, any provision of this Agreement be in excess of that which is valid and enforceable under applicable law, then such provision shall be construed to cover only that duration, extent or activities which may validly and enforceably be covered. Executive acknowledges the uncertainty of the law in this respect and expressly stipulates that this Agreement be given the construction which renders its provisions valid and enforceable to the maximum extent (not exceeding its express terms) possible under applicable law.

    5.03  Complete Agreement.  This Agreement and the agreements referenced herein and therein, contain the complete agreement between the parties with respect to the subject matter hereof and thereof, and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof or thereof in any way.

    5.04  Counterparts.  This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together, when delivered, will constitute one and the same instrument.

    5.05  Governing Law; Choice of Forum; Enforcement.  The internal law, without regard to conflicts of laws principles, of the State of Minnesota will govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement. Any and every legal proceeding arising out of or in connection with this Agreement shall be brought in the appropriate courts of the State of Minnesota, and each of the parties hereto consents to the exclusive jurisdiction of such courts.

    5.06  Injunctive Relief.  Executive agrees that it would be difficult to compensate Best Buy or its affiliated entities, as applicable, fully for damages for any violation of the provisions of Article IV of this Agreement. Accordingly, Executive specifically agrees that each of the Company, Parent and Best Buy shall be entitled to injunctive relief to enforce the provisions of Article IV of this Agreement.

    5.07  No Waiver.  No term or condition of this Agreement shall be deemed to have been waived, nor shall there by any estoppel to enforce any provisions of this Agreement, except by a statement in writing signed by the party against whom enforcement of the waiver or estoppel is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

    5.08  Survival.  Article IV shall survive the termination or expiration of this Agreement.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

MUSICLAND GROUP, INC.
By	/s/ JACK W. EUGSTER Jack W. Eugster Chairman and Chief Executive Officer
MUSICLAND STORES CORPORATION
By	/s/ JACK W. EUGSTER Jack W. Eugster Chairman and Chief Executive Officer
BEST BUY CO., INC.
By	/s/ RICHARD M. SCHULZE Richard M. Schulze Chairman and Chief Executive Officer
/s/ KEITH A. BENSON Keith A. Benson, Individually

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POST MERGER EMPLOYMENT AGREEMENT
ARTICLE I EMPLOYMENT
ARTICLE II COMPENSATION AND BENEFITS
ARTICLE III TERM; TERMINATION
ARTICLE IV INTELLECTUAL PROPERTY
ARTICLE V MISCELLANEOUS